SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 26, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Relevant fact, dated on February 26th 2003	4

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, hereby communicates the following:

HECHO RELEVANTE—RELEVANT FACT

At 2002 year-end, a study was made of Terra Lycos companies’ business plans, in accordance with the new circumstances in the market in general and the Internet industry in particular. The objective of these analysis was to determine the recovery of the goodwill, capitalized tax assets, and of other fixed assets on the consolidated balance sheet of the Terra Lycos Group, on the basis of the estimates of the future value that each of the businesses and countries will generate, in accordance with the accounting principle of prudence in valuation.

As a result of this study, in accordance with the accounting principle of prudence in valuation, as of December 31, 2002 consolidation goodwill amounting to €856,657 thousand was written down and capitalized tax credits amounting to €384,530 thousand were reversed (this reversal amounted to €453.403 thousand considering the tax assets booked during year 2002). Also, €56,622 thousand of start-up costs were written down and tangible fixed asset and intangible asset allowances and write offs were recorded for a total amount of €61.202 thousand.

In Madrid, February 26th 2003.

Elías Rodríguez-Viña Cancio
Chief Financial Officer
Terra Networks, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.
Date:	By:	/S/ ELÍAS RODRÍGUEZ-VIÑA
		Name:	Elías Rodríguez-Viña
		Title:	Chief Financial Officer